SHEARMAN & STERLING

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02076164

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September 11, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
SEP 1 3 2002
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed two press releases, one dated August 23, 2002, announcing the marketing agreement between Delta Air Lines, Continental Airlines and Northwest Airlines; the other dated September 10, 2002, announcing traffic results for August 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

PROCESSED
SEP 2 4 2002
THOMSON
FINANCIAL

Very truly yours,

Manuel A. Orillac

dlw 9/19

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/215243.12

82-5050

AIR FRANCE

Information

Others

Roissy, 23 August 2002

Air France warmly welcomes the finalization of the commercial agreement between Delta Air Lines (its SkyTeam partner), Continental Airlines and Northwest Airlines.

This 10-year agreement includes code-sharing, frequent flyer and airport lounge reciprocity as well as convenient schedule connections between the three US carriers.

This marketing agreement is subject to review by the US Department of Transportation, the Delta and Northwest pilots group pilots and the European partners. Should it be approved, it could be implemented by April 2003.

To be initially implemented on the US domestic, Canadian and Caribbean markets, it will be expanded subsequently to routes in Europe, Latin America and Asia. The agreement contemplates the inclusion of Continental, Northwest and their European partner, KLM in the SkyTeam international alliance.

Air France objective is to build a strong European pole within the SkyTeam alliance in cooperation with Alitalia and CSA. As a result, Air France has begun talks with other European airlines, including KLM. The agreement between the three US airlines opens up new prospects for these talks, which should help strengthen the European pole with the possible entry of KLM into the SkyTeam alliance. The new US and European poles thus constituted will need to agree on how they will cooperate on North Atlantic routes within the alliance.

These developments should constitute the next stage in US and European air transport sector evolution and confirm the key role played by alliances in this process, and by SkyTeam in particular.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com

AIR FRANCE

Information

Traffic

Roissy, 10 September 2002

AUGUST 2002 TRAFFIC

- Significant improvement in Group passenger traffic: up 1.3% following July's drop of 2.2%
- High, 78.3% seat-load factor (down 0.6 points)
- Unit revenue (excluding currency effect) holds up well
- Sharp increase in cargo activity (up 9.6%)

Passenger Operations

The Group posted a 1.3% increase in traffic for a 2.1% rise in capacity. The seat-load factor reached 78.3%, down 0.6 points.

Passenger operations for the parent company improved significantly in August, with a 0.8% increase in traffic for a 1.7% rise in capacity. Consequently, the seat-load factor stood at 78.8% (down 0.7 points).

This return to last year's activity levels stems from:
- the good performance of the long-haul network (2.3% increase in traffic),
- the lower drop in domestic traffic compared with previous months.

The regional subsidiaries continued to post very good results, with a 23.8% increase in traffic and a 4.5-point gain in the load factor, reaching 62.2%.

- **The long-haul network**

In August, long-haul traffic improved by 2.3% for a 3.3% increase in capacity. The load factor came out at 82.6% (down 0.8 points), with almost all networks posting load factors higher than 80.0%.

- On North American routes, traffic dropped by 7.8% for a 6.9% reduction in capacity. The load factor stood at 82.7% (down 0.8 points).

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

- In the Latin American sector, the load factor remained stable at 79.2% (up 0.1 points), with the drop in traffic of 4.5% in line with that of capacity (down 4.6%).
- On the Asian network, after a few months of stagnant activity, traffic picked up again by 6.5%. Capacity increased by 7.4% and the load factor remained at the high level of 84.0% (down 0.7 points).
- Activity remained high on the Africa/Middle East network, with traffic up by 39.6% and capacity up by 42.1%. The load factor stood at 80.7% (down 1.5 points).
- On the Caribbean/Indian Ocean network, capacity rose by 1.2% and traffic by 0.2%. The load factor reached 83.6%, dropping slightly by 0.8 points.

• The international medium-haul network

On the European network, the parent company's activity was satisfactory with a 2.5% drop in traffic, in line with that of capacity (down 2.3%). The load factor remained stable at 69.1% (down 0.2 points).

For the Group (including regional subsidiaries), intra-European traffic improved by 0.2% for stable capacity.

• The domestic medium-haul network

The domestic market remained weak, but the drop in the parent company's traffic was however significantly less, down 8.5% in August against a 12.1% drop in July and a 15.8% drop in June. Capacity was reduced by 4.6%. The load factor reached 63.7%, losing 2.7 points.

Thanks to the good performance by regional subsidiaries on the domestic market, the Group posted a 6.2% drop in traffic for a 3.4%reduction in capacity.

Cargo Operations

Cargo activity continued to post good results in August, with a 9.6% increase in traffic for a 5.6% rise in capacity. The load factor gained 2.2 points, reaching 60.7%.

Outlook

After a four-day strike by Air France pilots from 6 to 9 September, operations resumed as normal on 10 September. In the next few days, the Company will give an estimate of the financial impact of the strike on the Group's operations and results.

STATISTICS

Passenger Operations

Change August 2002 / August 2001	Capacity (ASK)		Traffic (RPK)		Load factor	
	Million	%	Million	%	%	Change
Americas	*3,547*	*-6.4%*	*2,905*	*-7.1%*	*81.9%*	*-0.6*
Asia	*1,846*	*+7.4%*	*1,551*	*+6.5%*	*84.0%*	*-0.7*
Africa-Middle East	*1,231*	*+42.1%*	*994*	*+39.6%*	*80.7%*	*-1.5*
Caribbean-Indian Ocean	*1,980*	*+1.2%*	*1,654*	*+0.2%*	*83.6%*	*-0.8*
Long-haul	**8,568**	**+3.3%**	**7,073**	**+2.3%**	**82.6%**	**-0.8**
Europe	**1,615**	**-2.3%**	**1,116**	**-2.5%**	**69.1%**	**-0.2**
France	**1,060**	**-4.6%**	**675**	**-8.5%**	**63.7%**	**-2.7**
Total AF Group	**11,242**	**+1.7%**	**8,864**	**+0.8%**	**78.8%**	**-0.7**
Regional subsidiaries	362	+14.9%	225	+23.8%	62.2%	+4.5
Total AF Group	**11,605**	**+2.1%**	**9,089**	**+1.3%**	**78.3%**	**-0.6**

Total 5 months to 31 August 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	Million	%	Million	%	%	Change
Americas	*16,887*	*-9.5%*	*13,943*	*-8.7%*	*82.6%*	*+0.8*
Asia	*8,968*	*+5.2%*	*7,319*	*+4.2%*	*81.6%*	*-0.8*
Africa-Middle East	*6,064*	*+41.9%*	*4,494*	*+32.2%*	*74.1%*	*-5.4*
Caribbean-Indian Ocean	*9,107*	*-2.4%*	*7,402*	*-7.4%*	*81.3%*	*-4.4*
Long-haul	**40,856**	**+0.6%**	**33,033**	**-1.5%**	**80.9%**	**-1.7**
Europe	**7,890**	**-2.8%**	**5,531**	**-3.9%**	**70.1%**	**-0.8**
France	**5,583**	**-3.6%**	**3,680**	**-12.4%**	**65.9%**	**-6.6**
Total AF	**54,328**	**-0.4%**	**42,245**	**-2.9%**	**77.8%**	**-2.0**
Regional subsidiaries	1,953	+18.6%	1,227	+22.5%	62.8%	+2.0
Total AF Group	**56,281**	**+0.2%**	**43,471**	**-2.3%**	**77.2%**	**-2.0**

Cargo Operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	Million	%	Million	%	%	Change
August 2002 / August 2001	705	+5.6%	427	+9.6%	60.7%	+2.2
Total 5 months to 31 August 2002	3,592	+4.2%	2,282	+6.2%	63.5%	+1.2

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com